CleanGoal Energy, Corp

1717 N. Bayshore Dr. #2831

Miami FL, 33132

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for acceleration of the effective date of the Registration Statement on Form S-1 of CleanGoal Energy, Corp.

Originally Filed: September 9, 2016

File No. 333-213570

January 17, 2017

Dear Mrs. Hayes:

This letter shall serve as the request of CleanGoal Energy, Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Thursday, January 19, 2017, 4:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

CleanGoal Energy, Corp., Inc.

/s/ Bill MacGillivary

Name: Bill MacGillivary

Title: CEO, Director